September 26, 2019

Emily Hill
Chief Financial Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

       Re: PTC Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-35969

Dear Ms. Hill:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to consolidated financial statements
Note 13: Income taxes, page 171

1. On page 173 you disclose that the deferred tax liability associated with the in-process research and development intangible asset from your acquisition of Agilis
       Biotherapeutics, Inc. is not considered positive evidence of future income in part because it is an indefinite-lived intangible asset. Please tell us why you did not record some income tax benefit outside acquisition accounting under ASC 805-740-30-3 associated with any net operating loss generated in 2018. In this regard, we note that net operating losses since the enactment of the Tax Cuts and Jobs Act do not expire. In your response, tell us the amount of net operating loss generated in 2018. Reference for us the authoritative literature you rely upon to support your accounting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Emily Hill
PTC Therapeutics, Inc.
September 26, 2019
Page 2

absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameEmily Hill                           Sincerely,
Comapany NamePTC Therapeutics, Inc.
                                                       Division of Corporation
Finance
September 26, 2019 Page 2                              Office of Healthcare &
Insurance
FirstName LastName